News Release

Trading Symbols: TSX: SEA	FOR IMMEDIATE RELEASE
NYSE: SA	August 27, 2019

Seabridge Gold Targets High-Grade in New KSM Drilling
Program aims to build high-grade resource in newly identified structure at Sulphurets

Toronto, Canada… Seabridge Gold (TSX: SEA, NYSE:SA) announced today that drilling has begun on the KSM project designed to off-set and extend high-grade gold intersections discovered in previous drilling. Two core rigs have been mobilized to complete 4,000 meters in 16 shallow holes within the proposed pit of the Sulphurets Deposit (see map below). The $2.5 million program is expected to be completed before the first of October.

Seabridge Chairman and CEO Rudi Fronk commented: “Our original plans for this year at KSM were focused on completing geophysical surveys to help refine the limits of the existing four porphyry deposits and look for a fifth. A concept to expand the 1500 g/t intersection drilled last year grew out of these surveys and the target was too compelling to ignore. This new target is within the proposed Sulphurets pit plan, so if the program is successful, we will immediately capture new resources.”

During 2018, waste characterization and geotechnical drilling of the proposed Sulphurets pit encountered high grade gold intersections in the following holes:

  S-18-81: from 69.0 to 71.0 meters, 2.0 meters of 1580.0 g/t Au (>50 oz/tonne) and 209.0 g/t Ag
  S-18-82: from 21.0 to 33.2 meters, 12.2 meters of 5.8 g/t Au and 7.2 g/t Ag as well as from 112.0 to 116.0 meters, 4.0 meters of 18.5 g/t Au and 30.6 g/t Ag
  S-18-83: from 117.0 to 119.0 meters, 2.0 meters of 4.4 g/t Au and 3.0 g/t Ag

The table at the end of this news release contain the intersections that were previously reported for these three holes.

After reviewing the above results, additional shallow intersections were identified from previous drill campaigns in the same area, including:

  S-11-70: from 151.2 to 153.5 meters, 2.3 meters of 19.6 g/t Au and 5.8 g/t Ag.
  MC-05-03: from 120.0 to 122.0 meters, 2.0 meters of 9.2 g/t Au and 7.5 g/t Ag.

These intersections are clustered within a newly-identified northeast to southwest trending structure having at least 800 meters of strike length. The true width of this zone has not been fully assessed; this program is required to confirm mineralized widths. High-grade gold in these intersections is associated with veins that contain chlorite, biotite and abundant pyrite and visible gold. An Induced Polarization survey conducted over this area has confirmed the structural trend while interpretation of the data continues. Expectations are that this epithermal-style structure consists of anastomosing veins with abundant pyrite and localized zones of high-grade gold. Successful delineation of this target would have a positive impact on the Sulphurets resource since the pit block model currently classifies this area as waste.

Exploration activities by Seabridge at the KSM Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is employed in all Seabridge drilling campaigns. The sampling program, analyzed at ALS Global, includes blank, duplicates and reference standards, with all copper assays that exceed 0.25% Cu re-analyzed using ore grade analytical techniques. Cross-check analyses are conducted at a second external laboratory, Bureau Veritas Laboratories, on at least 10% of the drill samples.

Seabridge holds a 100% interest in several North American gold projects. Seabridge’s principal assets are the KSM Project and Iskut Project located near Stewart, British Columbia, Canada, the Courageous Lake gold project located in Canada’s Northwest Territories and Snowstorm in the Getchell Gold Belt of Northern Nevada. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category please visit Seabridge’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the extent of the proposed KSM drill program and its potential for the success; and (ii) the epithermal-style structure consisting of anastomosing veins with abundant pyrite and localized zones of high-grade gold. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to the presence of projected mineralization, variations in the mineral content or geotechnical characteristics within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2017 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
Rudi Fronk
Chairman and C.E.O.

For further information, please contact:
Rudi Fronk, Chairman and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net

S-10-33: 4.76g/T Au / 2.6m
2016 PFS pit limits
S-18-82: 5.83g/T Au / 12.2m
and 18.54g/T Au / 4m
2019 Drill Holes
S-11-68: 3.40g/T Au / 4m
S-11-70: 19.6g/T Au / 2.6m
MC-05-03: 9.15g/T Au / 2m
S-18-81: 1580g/T Au, 0.02% Cu / 2m
S-11-35: 4.60g/T Au / 2m
S-14-78: 0.78g/T Au, 0.08% Cu / 26.4m
S-18-83: 4.38g/T Au / 2m
STF
Upper plate
Lower plate
Sulphurets
2016 Model
1200m Level
NSR $
>75
50 - 75
25 - 50
16 - 25
1000m
Sulphurets Upper Plate
ddh intercepts
KSM PROJECT
2019 Sulphurets
Upper Plate DDH Plan

2018 Drill Hole Intersections Previously Reported, Sulphurets pit

Hole ID	Total Length (meters)	From (meters)	To (meters)	Thickness (meters)	Au g/T	Cu %	Ag g/T
S-18-81	732.4	69.0	71.0	2.0	1,580.0	0.02	209.0
		486.0	732.4	246.4	0.70	0.11	1.2
S-18-82	774.4 including including	7.0	120.0	113.0	1.90	0.09	8.0
		21.0	33.2	12.2	5.80	0.14	7.2
		112.0	116.0	4.0	18.50	0.25	30.6
		255.0	295.5	40.5	0.40	0.18	2.6
		418.0	449.5	31.5	0.20	0.23	1.7
S-18-83	639.4 including including	105.0	130.0	25.0	1.10	0.04	1.4
		117.0	119.0	2.0	4.40	0.05	3.0
		377.4	389.4	12.0	3.30	0.02	2.5
		379.4	381.4	2.0	14.90	0.02	8.6
		493.4	614.4	121.0	0.80	0.08	2.1

True width of the intervals listed above is not known with certainty and additional drilling is required to verify widths of these zones.